 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Global Eagle Entertainment Inc.

(Name of Issuer)
Common Stock, $0.0001 par value

(Title of Class of Securities)

37951D 102

(CUSIP Number)

Global Eagle Acquisition LLC
1450 2nd Street, Suite 247
Santa Monica, California 90401
(310) 209-7280

Copy to:
Joel L. Rubinstein, Esq.
McDermott Will & Emery LLP
340 Madison Avenue
New York, New York 10173
(212) 547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 3, 2014

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37951D 102
1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Global Eagle Acquisition LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 37951D 102
1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harry E. Sloan
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,257,319 shares (1)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 8,257,319 shares (1)
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,257,319 shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) Includes 5,294,584 shares which may be purchased by exercising warrants and options that are presently exercisable.

CUSIP No. 37951D 102
1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Sagansky
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,762,161 shares (1)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 2,762,161 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,762,161 shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) Includes 1,774,583 shares which may be purchased by exercising warrants and options that are presently exercisable.

This Amendment No. 3 amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission on May 23, 2011, as amended on March 4, 2013 and April 5, 2013. Capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D, as amended to date.

This Amendment No. 3 is being made to reflect the distribution of the Founder Shares to the members of the Sponsor. Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D, as amended to date.

Item 4. Purpose of Transaction.
On January 3, 2014, the Founder Shares were distributed to the members of the Sponsor pro rata in accordance with their respective membership interests for no consideration in order to provide them with direct beneficial ownership of securities previously owned indirectly.

Item 5. Interests of Securities of the Issuer.

(a) and (b) The information contained on the cover page to this Schedule and is incorporated herein by reference.

The percentage beneficial ownership is based on 52,752,890 shares of the Issuer’s Common Stock outstanding as of December 26, 2013 (which excludes 3,053,634 shares held by AIA, the Issuer’s majority owned subsidiary), as adjusted, in each case, to reflect the shares of Common Stock issuable to Messrs. Sloan and Sagansky upon the exercise of their respective Sponsor Warrants and options that are presently exercisable.

The percentage holdings shown do not reflect the shares of Common Stock that would be issued upon conversion of 19,118,233 outstanding shares of Non-Voting Common Stock of the Issuer held by an unrelated shareholder.  If such shares were converted, the beneficial ownership of Mr. Sloan would equal 10.7% of the 77,165,707 shares that would then be outstanding and the beneficial ownership of Mr. Sagansky would equal 3.8% of the 73,645,706 shares that would then be outstanding.

(c) See Item 4.

(d) Not applicable.

(e)  As of January 3, 2014, the Sponsor ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2014

Global Eagle Acquisition LLC

By: /s/ Joel L. Rubinstein
Joel L. Rubinstein
Attorney-in-Fact

Harry E. Sloan

By: /s/ Joel L. Rubinstein
Joel L. Rubinstein
Attorney-in-Fact

Jeffrey Sagansky

By: /s/ Joel L. Rubinstein
Joel L. Rubinstein
Attorney-in-Fact